Exhibit 10.6.1

EXCLUSIVE LICENSE AGREEMENT

This Exclusive License Agreement (“Agreement”) effective as of July 11, 2005 (the “Effective Date”) is by and between DMI BioSciences, Inc., a Colorado corporation having its principal place of business at 3601 South Clarkson Street, Suite 420, Englewood, Colorado 80113-3948 (“DMI”), and Institute For Molecular Medicine, Inc., a non-profit corporation organized and existing under the laws of Colorado, having a place of business at 3531 South Logan Street, Suite D318, Englewood, Colorado 80110 (“IMM”).

WHEREAS, IMM owns Intellectual Property relating to therapeutic uses of Methylphenidate Derivatives;

WHEREAS, DMI wants to obtain a worldwide exclusive license of IMM’s Intellectual Property to research, develop and commercialize Methylphenidate Derivatives [Information redacted pursuant to confidential treatment request filed with the Securities and Exchange Commission];

WHEREAS, IMM is willing to grant DMI such an exclusive license; and

WHEREAS, IMM and DMI signed a Term Sheet on April 12, 2005, setting forth certain agreed terms to be included in this Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants, terms and agreements set forth below, the parties agree as follows.

ARTICLE 1: DEFINITIONS

1.1	“Affiliate” means any corporation, firm, partnership or other entity that, directly or indirectly, is controlled by DMI. For the purposes of this Agreement, “controlled” means possession of the power to direct, or cause the direction of, the management and policies of a corporation, firm, partnership, or other entity, whether through the ownership of equity, status as a general partner, by contract or otherwise. For avoidance of doubt, IMM is not an Affiliate of DMI.

1.2	“Calendar Quarter” means each three (3)-month period ending on the last day of March, June, September and December of a given year.

1.3	“Calendar Year” means each twelve (12)-month period beginning on the 1st day of January and ending on the 31st day of December.

1.4	“Clinical Trials” means all human clinical trials conducted with a Product, including Phase 1 through Phase 4 human clinical trials.

1.5	“Commencement” of a Clinical Trial shall mean the first date on which the Clinical Trial may legally be commenced.

1.6	“Commercial Sales” means sales of a Product in the Territory to Third Parties in bona fide arms-length transactions.

1.7	“Commercially Reasonable And Diligent Efforts” means, with respect to research, development and commercialization of a Product, a party’s use of best efforts and resources consistent with the exercise of prudent scientific and business judgment, as applied to other pharmaceutical or veterinary products of similar potential, market size and competitive environment.

1.8	“Drug Approval Application” means an application for Regulatory Approval required for commercial sales of a Product, such as an NDA.

1.9	“Effective Date” is the date first written above.

1.10	“FDA” means the United States Food and Drug Administration.

1.11	[Information redacted pursuant to confidential treatment request filed with the Securities and Exchange Commission]

1.12	“First Commercial Sale” means the first commercial sale of each Product in a country of the Territory following Regulatory Approval of the Product in that country, or if no such Regulatory Approval or similar marketing approval is required, the date upon which each Product is first commercially available in a country.

1.13	“Gross Sales Amount” means all monies and the fair market value of all other consideration (including payment in kind, exchange or other form) received with respect to Commercial Sales of a Product.

1.14	“IMM Intellectual Property” means:

a.

All Intellectual Property now or hereafter owned by IMM concerning or pertaining to Methylphenidate Derivatives, their uses and Product(s), including, but not limited to, (i) those provisional patent applications listed on Appendix B, all nonprovisional U.S. applications corresponding to the provisional patent applications listed on Appendix B, any divisions, continuations and continuations-in-part of and substitutions for all such nonprovisional U.S. applications, all PCT applications corresponding to any of the foregoing, all applications in countries outside the United States corresponding to any of the foregoing and all patents issuing from any of the foregoing and any reissues or extensions of any such patents, and (ii) that Intellectual Property assigned to IMM by DMI pursuant to the terms of Article 6;

b.	All Intellectual Property concerning or relating to Methylphenidate Derivatives, their uses and Product(s) which is now or hereafter licensed by IMM with a right to grant sublicenses; and

c.	All Intellectual Property now or hereafter owned or licensed by IMM which is necessary for DMI to research, develop, make, use, offer for sale, sell, market, commercialize, import and export Product(s) for the Field in the Territory.

1.15	“IMM Patents” means all patents included within the IMM Intellectual Property.

1.16	“IND” means an Investigational New Drug Application satisfying the requirements of Part 312 of Title 21 of the United States Code of Federal Regulations filed with the FDA to commence human clinical testing of any Product in the United States or any similar filing with a regulatory authority of another country to commence human clinical testing of any Product in that country.

1.17	“Intellectual Property” means: (i) inventions, know-how, trade secrets, other Proprietary Information, works of authorship, and trademarks and other designations of origin; (ii) all rights and privileges therein throughout the world; and (iii) all physical embodiments of any of the foregoing.

1.18	“Methylphenidate Derivatives” means those compounds whose formulas are shown in attached Appendix A, including IMM 0001, and any other derivatives of methylphenidate and any other compounds comprising the phenidylacetate (a-phenyl-2-piperidineacetate) portion of the compounds whose formulas are shown in Appendix A.

1.19	“NDA” means a New Drug Application satisfying the requirements of Title 21 of the United States Code of Federal Regulations filed with the FDA to obtain Regulatory Approval for a Product in the United States or any similar filing with a regulatory authority of another country to market any Product in that country.

1.20	“Net Sales” means [Information redacted pursuant to confidential treatment request filed with the Securities and Exchange Commission]

[Information redacted pursuant to confidential treatment request filed with the Securities and Exchange Commission]

1.21	“Phase 1 Trial” means a human clinical trial in any country that is conducted to initially evaluate the safety and/or pharmacological effect of a Product in human subjects or that would otherwise satisfy the requirements of Part 312 of Title 21 of the United States Code of Federal Regulations or its foreign equivalent.

1.22	“Phase 2 Trial” means a human clinical trial in any country that is conducted to initially evaluate the effectiveness of a Product for a particular Indication in patients with the Indication or that would otherwise satisfy the requirements of Part 312 of Title 21 of the United States Code of Federal Regulations or its foreign equivalent.

1.23	“Phase 2a Trial” means a limited Phase 2 Trial typically conducted in up to 50 patients to demonstrate the effectiveness of a Product for a human Indication.

1.24	“Phase 3 Trial” means a controlled human clinical trial in any country, the results of which could be used to establish safety and efficacy of a Product as a basis for a marketing approval application submitted to the FDA, or that would otherwise satisfy the requirements of Part 312 of Title 21 of the United States Code of Federal Regulations or its foreign equivalent.

1.25	“Preclinical Studies” means, with respect to a Product for human use, (i) synthesis and formulation; (ii) physical and chemical properties, (iii) in vitro activity, (iv) in vivo activity in animals, (v) metabolism, absorption and pharmacokinetics data from animal studies, (vi) toxicology data, and (vii) similar studies that are typically performed before first administration of a Product to humans.

1.26	“Prime Rate” means that prime interest rate specified in the Wall Street Journal, New York Edition, for the date specified.

1.27	“Product(s)” means product(s) comprising or utilizing a Methylphenidate Derivative [Information redacted pursuant to confidential treatment request filed with the Securities and Exchange Commission]

1.28

“Proprietary Information” means all business and technical information of a confidential and proprietary nature, including ideas, inventions, discoveries, trade secrets, know-how, protocols, research plans, development plans, compilations, methods, techniques, processes, data, test results, formulas, formulations, computer programs, reports, other works of authorship, business plans, sales forecasts, marketing information, pricing and financial information, customer lists, branding strategy, and planned or pending acquisitions and divestitures, and all physical embodiments thereof, including disks, computers, software, printouts, laboratory notebooks, writings, notes, documentation, records, reports, sketches, plans, memoranda, compilations, devices, prototypes, instruments, blueprints, diagrams, specifications, operating instructions, written descriptions, photographs, videos, chemicals, biological materials, compositions, lists, invention disclosures, and patent applications.

1.29	“Regulatory Approval” means all approvals, licenses, registrations and authorizations by the appropriate government entity or entities in a country or region (such as the European Union) necessary for the commercial sale of a Product in that country or region, including where applicable, approval of labeling, pricing, reimbursements and manufacturing. “Regulatory Approval” in the United States for Product(s) for human use shall mean final approval of an NDA pursuant to Part 314 of Title 21 of the United States Code of Federal Regulations permitting marketing of the Product in interstate commerce of the United States. “Regulatory Approval” in the European Union for Product(s) for human use shall mean final approval of a Marketing Authorization Application pursuant Council Directive 75/319/EEC, as amended, or Council Regulation 2309/93/EEC, as amended.

1.30	“Royalty Product” means a Product, the making, using, selling, offering for sale, marketing, commercialization, importing or exporting of which by DMI and its Affiliates and sublicensees would, in the absence of the license granted to DMI in this Agreement, infringe at least one Valid Claim of an IMM Patent in the country where Commercial Sales of the Product are being made.

1.31	“Territory” means the world.

1.32	“Third Party” means an entity other than DMI or IMM. Affiliates of DMI are Third Parties. A Third Party may be an individual, corporation, firm, partnership or other entity.

1.33	“Valid Claim” means a claim of an issued and unexpired IMM Patent that (i) has not been held permanently revoked, unenforceable or invalid by a decision of a court, patent office or other governmental agency of competent jurisdiction, which decision cannot be appealed or was not appealed within the time allowed for appeal, and (ii) has not be admitted to be invalid or unenforceable through reissue, disclaimer or otherwise.

1.34

“Veterinary Studies/Trials” means, with respect to a Product for use in animals, (i) synthesis and formulation; (ii) physical and chemical properties, (iii) in vitro activity, (iv) in vivo trials in animals,

(v) metabolism, absorption and pharmacokinetics data from animal studies, (vi) toxicology data, and (vii) similar studies that are typically performed prior to marketing of a Product for animals or which must be performed to obtain Regulatory Approval to market a Product for animals.

ARTICLE 2: GRANT OF RIGHTS

2.1	On the terms and conditions set forth herein, IMM hereby grants to DMI an exclusive license of all IMM Intellectual Property to research, develop, make, use, sell, offer for sale, market, commercialize, import and export Product(s) for the Field in the Territory.

2.2	DMI shall have the right to sublicense Third Parties in all or a part of the Territory and/or for all or a part of the Field.

2.3	DMI shall have the right to assign its rights to Third Parties in all or a part of the Territory and/or for all or a part of the Field with the written approval of IMM and provided the assignee agrees to assume all of DMI’s responsibilities and obligations under this Agreement in all, or the assignee’s part, of the Territory and/or Field.

2.4	DMI shall have the right to enter into written contracts with Third Parties to perform some or all of the research, development, Preclinical Studies, Clinical Trials, Veterinary Studies/Trials, manufacture of Products, marketing of Products, or other activities contemplated by this Agreement. Any such Third-Party contractors must agree to adhere to all applicable laws, regulatory guidelines and requirements, and quality standards for the research, development, manufacture, Preclinical Studies, Clinical Trials, Veterinary Studies/Trials, marketing and/or other activities it performs and must agree to use only qualified personnel to perform the work which is the subject of the Third-Party contract. All Third-Party contractors must also agree to be bound by confidentiality and nonuse provisions which are substantially the same as those contained in Article 7. DMI must cause all of its Third-Party contractors to agree to assign to DMI any Intellectual Property conceived, discovered, created, produced or developed by them during the term of their contracts with DMI.

[Information redacted pursuant to confidential treatment request filed with the Securities and Exchange Commission]

[Information redacted pursuant to confidential treatment request filed with the Securities and Exchange Commission]

ARTICLE 4: PAYMENTS, REPORTS, RECORDS AND AUDITS

4.1	All payments required by this Agreement shall be made by wire transfer in United States dollars to the credit of such bank account as may be designated by the receiving party to the paying party in writing. Any payment which falls due on a date which is a Saturday, Sunday or a legal holiday in the United States may be made on the next succeeding day which is not a Saturday, Sunday or legal holiday.

4.2	In the case of any delay in any payment, interest at 2% over the Prime Rate, assessed from the first day after the payment was due until the date the payment is received, shall be due.

4.3	Each party shall be responsible for paying any and all taxes levied on account of the payments it receives.

4.4

Each party shall furnish or cause to be furnished to the other party on a quarterly basis a written report or reports covering each Calendar Quarter (each such Calendar Quarter being sometimes referred to herein as a “reporting period”) in which Commercial Sales are made and/or in which payments are received from licensees or sublicensees showing (i) Commercial Sales of each Product in the Territory during the reporting period, (ii) dispositions of Product(s) other than by sale for cash, (iii) calculation of Net Sales and royalties for each Product during the reporting period, (iv) payments received from licensees or sublicensees during the reporting period, including, for royalty payments, a report from the licensees and/or sublicensees showing the calculation of the royalties,

(v) the exchange rates used in converting into dollars from the currencies in which Commercial Sales were made or payments from licensees and sublicensees were received, and (vi) any other information necessary to establish the accuracy and completeness of the payments. Reports shall be due thirty (30) days after the end of each Calendar Quarter in which Commercial Sales are made and/or in which payments are received from licensees or sublicensees.

4.5	Each party shall keep accurate and consistent records and books of account containing regular entries relating to Commercial Sales and payments received from licensees or sublicensees, which records shall contain all information necessary for the computation of all amounts due to the other party, including computation of royalties. Such records shall be available, including for a period of three (3) years after termination of this Agreement, for examination by representatives of the other party for the purpose of verifying the accuracy of the quarterly reports required by Section 4.4, including all royalty computations, for any year ending no more than 36 months prior to the date of such examination. Such examination shall be made no more than once in each Calendar Year during normal business hours with prior notice. Any such representative shall be entitled to make copies and extracts from such books and records, but only to the extent necessary to verify the accuracy of the quarterly reports required by Section 4.4, including all royalty computations. Each party shall fully cooperate with such examination and inspection and shall give any explanations that reasonably may be requested.

4.6	Upon the written request of a party (“requesting party”), and not more than once in each Calendar Year, the other party (“audited party”) will permit an independent certified public accounting firm of recognized standing selected by the requesting party and reasonably acceptable to the audited party to have access during normal business hours to those records of the audited party that may be necessary to verify the accuracy of the quarterly reports required by Section 4.4 and calculations of royalties for any year ending no more than 36 months prior to the date of such request.

a.	The accounting firm will disclose to the requesting party only whether the quarterly reports and royalty calculations are correct or incorrect, the specific details concerning any discrepancies, and the corrected amount of royalty and other payments due. No other information will be provided to the requesting party.

b.

If the requesting party’s independent accounting firm determines that royalties have been overpaid, the requesting party will repay the audited party the overage on the same date that the requesting party delivers to the audited party such accounting firm’s written report. If the requesting party’s independent accounting firm determines that royalties have been underpaid, the audited party will pay the amount of the additional royalties plus interest assessed at 2% over the Prime Rate from the time(s) the payment(s) was(were) originally due. The payment of the additional royalties and interest will be due no later than fifteen (15) days after the date on which the requesting party delivers to the audited party such accounting firm’s written report.

c.	The fees charged by the accounting firm will be paid by the requesting party, provided that, if the audit determines that the additional royalties payable by the audited party to the requesting party for such period exceed 5% of the royalties actually paid, then the audited party will pay the reasonable fees and expenses charged by such accounting firm.

4.7	Each party will treat all financial information of the other party subject to review under this Article 4 as Proprietary Information in accordance with Article 7 hereof and will cause its representatives and accounting firm to enter into an acceptable confidentiality agreement obligating such representatives and accounting firm to retain all such financial information in confidence pursuant to the confidentiality and non-use provisions of Article 7.

ARTICLE 5: DMI’S RESPONSIBILITIES

5.1	DMI shall be responsible for, and bear all the costs of, researching, developing, performing Preclinical Studies of, performing Clinical Trials of, performing Veterinary Studies/Trials of, obtaining Regulatory Approval for, manufacturing, marketing and commercializing Product(s) for the Field in the Territory.

[Information redacted pursuant to confidential treatment request filed with the Securities and Exchange Commission]

5.3	DMI agrees to adhere to, and comply with, all applicable laws, regulatory guidelines and requirements, and quality standards for the research, development, manufacturing, Preclinical Studies, Clinical Trials and Veterinary Studies/Trials it performs, and for Commercial Sales of Product(s) made by it. DMI agrees to cause any Affiliate, sublicensee or Third Party contractor to adhere to, and comply with, all applicable laws, regulatory guidelines and requirements, and quality standards for the research, development, manufacturing, Preclinical Studies, Clinical Trials and Veterinary Studies/Trials it performs and for Commercial Sales of Product(s) made by it.

5.4	Except as provided in Article 6, DMI shall be the owner of all data, results and other information produced or obtained as a result of performing its obligations and responsibilities under this Agreement or having them performed on its behalf, including all data, results and other information from the research, Preclinical Studies, Clinical Trials and Veterinary Studies/Trials it performs or has performed on it behalf, all reports or other documents containing such data, results and other information, all INDs and Drug Approval Applications and all documentation contained therein or relating thereto, and all Regulatory Approvals.

5.5	DMI agrees to mark all Product(s) sold by it, and shall cause any entity authorized by it to sell Product(s) to mark all Product(s) sold by the entity, with the applicable patent number(s) in accordance with the requirements of applicable laws and regulations in the country or countries of manufacture and sale.

ARTICLE 6: INTELLECTUAL PROPERTY

6.1	As of the Effective Date, IMM is the sole and exclusive owner of Intellectual Property covering or relating to the use of Methylphenidate Derivatives to treat inflammation, inflammatory diseases, cancers, autoimmune diseases and pulmonary diseases in humans and animals, including the patent applications listed in Appendix B attached hereto. IMM shall remain the owner of this Intellectual Property.

6.2

Subject to the terms and conditions of this Agreement, IMM shall also be the sole and exclusive owner of all Intellectual Property concerning or relating to Methylphenidate Derivatives, their uses and/or Product(s) which is conceived, created, discovered, produced or developed by either party, alone or jointly, during the term of this Agreement. Each party agrees to make prompt written disclosure to the other of all Intellectual Property concerning or relating to Methylphenidate Derivatives, their uses and/or Product(s) which is conceived, created, discovered, produced or developed by it during the term of this Agreement.

6.3	DMI agrees to cause its sublicensees, consultants and Third-Party contractors to assign to DMI all Intellectual Property concerning or relating to Methylphenidate Derivatives, their uses and/or Product(s) which is conceived, created, discovered, produced or developed by any of them during the term of the sublicense, consultant’s agreement or Third- Party contract. DMI agrees to make prompt written disclosure to IMM of all such Intellectual Property concerning or relating to Methylphenidate Derivatives, their uses and/or Product(s) assigned to DMI by its sublicensees, consultants and/or Third-Party contractors.

6.4	Subject to the terms and conditions of this Agreement, DMI agrees to, and does hereby, assign to IMM all of its right, title and interest in and to all Intellectual Property concerning or relating to Methylphenidate Derivatives, their uses and/or Product(s) which is conceived, created, discovered, produced or developed by it or which is assigned to DMI by its sublicensees, consultants and/or its Third-Party contractors during the term of this Agreement.

6.5	DMI will assist IMM, at IMM’s expense, in every proper way to obtain, maintain and enforce United States and foreign proprietary rights relating to any and all Intellectual Property now or hereafter owned by IMM which concerns or relates to Methylphenidate Derivatives, their uses and/or Product(s). To that end, DMI will:

a.	Execute, verify and deliver such documents and perform such other acts (including providing evidence and witnesses within its control and appearing as a witness) as IMM may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such proprietary rights.

b.	Where the assignment of proprietary rights to IMM is provided for herein, execute, verify and deliver assignments of such proprietary rights to IMM or its designee.

c.	In the event IMM is unable for any reason, after reasonable effort, to secure DMI’s signature on any document needed in connection with the actions specified in this Article 6, DMI hereby irrevocably designates and appoints IMM and its duly authorized officers and agents as its agent and attorney-in-fact, to act for and on DMI’s behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of this Article 6 with the same legal force and effect as if executed by DMI.

6.6	IMM will take all necessary steps to obtain and maintain protection for all Intellectual Property now or hereafter owned by it concerning or relating to Methylphenidate Derivatives, their uses and/or Product(s), and IMM shall be responsible for, and shall bear all the costs of, obtaining and maintaining protection for this Intellectual Property.

6.7	IMM will shall keep DMI advised as to all developments and shall provide DMI with all materials sufficiently in advance to allow DMI to review and provide input on any proposed filing prior to its filing, which input shall be considered in good faith and included where reasonably possible by IMM. Notwithstanding the foregoing, IMM shall have the right to take such actions as are reasonably necessary, in its good faith judgment, to preserve all rights in its Intellectual Property, and IMM shall notify DMI as soon as possible after taking any such action.

6.8	IMM will abandon Intellectual Property concerning or relating to Methylphenidate Derivatives, their uses and/or Product(s), now or hereafter owned by it, or any rights therein, only after notice to DMI at least thirty (30) days in advance and only after giving DMI an opportunity to assume responsibility for obtaining and/or maintaining the Intellectual Property protection proposed to be abandoned.

ARTICLE 7: CONFIDENTIALITY

7.1	Each party agrees to treat and maintain any of the other party’s Proprietary Information which is in its possession, which comes into its possession during the term of this Agreement, or which is conceived, created, discovered, produced, developed or obtained by the other party as a result of performance under this Agreement, in confidence, and agrees not to disclose any such Proprietary Information to anyone and to not use any such Proprietary Information, except for the purposes of performing its obligations under this Agreement. Notwithstanding the foregoing, each party may disclose the other party’s Proprietary Information to its employees, Affiliates, consultants, licensees, sublicensees and Third-Party contractors, or as is deemed necessary for any purpose set forth in, or relating to, this Agreement, provided that any recipients are bound by like duties of confidentiality, nondisclosure and nonuse as contained herein. Further, each party may disclose and use the other party’s Proprietary Information with the written consent of the other party.

7.2

As of the Effective Date, this Agreement supersedes the confidentiality agreement between the parties dated on or about February 18, 2004, but only insofar as such confidentiality agreement relates to the subject matter of this Agreement. All Proprietary Information exchanged between the parties under such confidentiality agreement relating to the subject matter of this Agreement shall be deemed Proprietary Information hereunder and shall be subject to the terms of this Agreement.

7.3	Notwithstanding the foregoing, each party may disclose the existence and content of this Agreement and other agreements between the parties to advisors, agents, consultants, investors, licensees, sublicensees and Third- Party contactors who agree to be bound by like duties of confidentiality, nondisclosure and nonuse as contained herein.

7.4	Nothing contained herein shall in any way restrict or impair the right of either party to use, disclose, or otherwise deal with the other party’s Proprietary Information which the party claiming waiver can demonstrate by written records:

a.	is or becomes generally known to the public through no fault of the party;

b.	was known to it prior to the time of disclosure by the other party;

c.	was independently developed by it and not in performance of its obligations under this Agreement;

d.	was lawfully obtained without restrictions from a Third Party who has authority to make such disclosure; or

e.	which the party is required to disclose pursuant to applicable law or pursuant to a requirement, subpoena, order or other request of a court, agency or other governmental entity, including required disclosures to a governmental entity or agency in connection with seeking any governmental or regulatory approval; in such case, the party shall notify the other party prior to such disclosure so as to give the other party an opportunity to protest the disclosure.

ARTICLE 8: PUBLICITY, PUBLICATIONS AND PRESENTATIONS

8.1

The parties agree that the public announcement of the execution of this Agreement shall be in the form of a press release to be agreed on by the parties before or on the Effective Date and, thereafter, each party shall be entitled to make or publish any public statement consistent with the contents thereof. Thereafter, the parties will jointly discuss and agree on any statement to the public regarding this Agreement, the transactions contemplated herein, or clinical, regulatory and commercial developments relating to the Product(s), subject in each case to disclosure otherwise required by law or regulation as determined in good faith by each party. When a party wishes to make a public statement, it will notify the other party and give the other party at least three (3) business days to review and comment on such statement, and the parties will discuss and agree on the final content of the statement. If a party is not legally able to give notice as required by the previous sentence, it will furnish the other party with a copy of its disclosure as soon as practicable after the making thereof. The parties acknowledge the importance of supporting each other’s efforts to publicly disclose results and significant developments regarding Product(s). The principles to be observed in such public disclosures will be accuracy, the confidentiality requirements of Article 7, compliance with regulatory agency regulations and guidelines, the advantage a competitor may gain from any public statements, and the standards and customs in the pharmaceutical industry for such disclosures by companies comparable to DMI and IMM.

8.2	IMM and DMI each acknowledge the other party’s interest in publishing certain of the results of the work performed pursuant to the terms of this Agreement and in making presentations at scientific meetings to (i) obtain recognition within the scientific community, (ii) advance the state of scientific knowledge, and (iii) promote the Product(s). Both parties also recognize their mutual interest in obtaining valid patent rights for any inventions concerning or relating to Methylphenidate Derivatives, their uses and/or Product(s) and in protecting the confidentiality of their Proprietary Information.

a.	Consequently, if either party desires to publish or present the results of the work performed pursuant to the terms of this Agreement, the publishing/presenting party shall provide the nonpublishing/nonpresenting party with a draft manuscript of the proposed publication or presentation.

b.	The nonpublishing/nonpresenting party shall have thirty (30) days from receipt of the draft manuscript to review it.

c.	The publishing/presenting party agrees to delete any information identified by the nonpublishing/nonpresenting party as its Proprietary Information upon written request of the nonpublishing/nonpresenting party received within the thirty-day review period.

d.	Finally, in the event that the nonpublishing/nonpresenting party determines that the manuscript describes patentable subject matter, the nonpublishing/nonpresenting party shall so notify the publishing/presenting party in writing within the thirty-day review period. Upon receipt of this notification, the publishing/presenting party will delay publication of the manuscript or the presentation of the information contained in the manuscript up to ninety (90) days from the date of receipt of the written notice to allow time for a patent application to be prepared and filed.

ARTICLE 9: REPRESENTATIONS AND WARRANTIES

9.1	IMM represents and warrants that it has the right and authority to enter into, and perform its obligations under, this Agreement and that there are no outstanding grants, licenses, encumbrances or agreements, either written, oral or implied, inconsistent with this Agreement, or which this Agreement, or performance hereunder, would violate, breach, conflict with, or cause a default.

9.2	IMM represents and warrants that it is the sole and exclusive owner of the patent applications listed in Appendix B and the inventions described therein.

9.3	IMM further represents and warrants that it has the full right and authority to grant DMI all of the rights granted hereunder.

9.4	DMI represents and warrants that it has the right and authority to enter into, and perform its obligations under, this Agreement and that there are no outstanding grants, licenses, encumbrances or agreements, either written, oral or implied, inconsistent with this Agreement, or which this Agreement, or performance hereunder, would violate, breach, conflict with, or cause a default.

9.5	EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 9 OR ELSEWHERE IN THIS AGREEMENT, DMI DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTIES, STATUTORY OR OTHERWISE.

9.6

EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 9 OR ELSEWHERE IN THIS AGREEMENT, IMM DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTIES, STATUTORY OR OTHERWISE. IN PARTICULAR, IMM DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTIES CONCERNING THE INTELLECTUAL PROPERTY OR PROPRIETARY INFORMATION IT CURRENTLY OWNS AND WHICH IT IS LICENSING TO DMI HEREUNDER. SPECIFICALLY, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, IMM MAKES NO EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS (FOR A PARTICULAR PURPOSE OR OTHERWISE), QUALITY OR

USEFULNESS OF ITS INTELLECTUAL PROPERTY OR PROPRIETARY INFORMATION. IMM DOES NOT WARRANT THE ACCURACY OF ANY INFORMATION INCLUDED WITHIN THE INTELLECTUAL PROPERTY OR PROPRIETARY INFORMATION OR THAT THE PRACTICE OF ITS INTELLECTUAL PROPERTY OR THE USE OF ITS PROPRIETARY INFORMATION WILL BE FREE FROM CLAIMS OF INFRINGEMENT BY THIRD PARTIES OR ANY OTHER RIGHTS OF THIRD PARTIES.

9.7	UNDER NO CIRCUMSTANCE SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY OR ANY THIRD PARTY FOR ANY INCIDENTAL OR CONSEQUENTIAL DAMAGES IN TORT, CONTRACT, STRICT LIABILITY OR OTHERWISE INCURRED BY THE OTHER PARTY OR ANY THIRD PARTY.

ARTICLE 10: DEFENSE OF THIRD PARTY CLAIMS

10.1	With respect to claims or suits by Third Parties resulting from, or arising out of, the performance of this Agreement, the parties hereto agree as follows:

a.	Each party shall have the right to control the defense of any claim or suit that may be brought against it with counsel of its own choosing and at its own expense.

b.	Each party agrees to inform the other party as soon as practicable of any such claim or suit and to keep the other party informed about the claim or suit until resolved.

c.	Each party agrees to cooperate with the other party to the extent necessary with respect to defending against any such claim or suit. All of the cooperating party’s expenses shall be paid for, or reimbursed by, the other party.

d.	Each party agrees that it will not settle any claim or suit brought against it without the input of the other party, which input will be considered in good faith. Further, each party agrees that it will not enter into any settlement that would have an adverse effect on the other party without the consent of the other party, which consent will not be unreasonably withheld.

10.2	Notwithstanding the foregoing, a party seeking indemnification from the other party must proceed as provided in the indemnification provisions of Article 12.

ARTICLE 11: INFRINGEMENT OR MISAPPROPRIATION BY THIRD PARTIES

11.1	Each party will inform the other as soon as possible upon learning of any infringement or misappropriation by any Third Party of any Intellectual Property currently or hereafter owned by IMM.

11.2	IMM shall have the first option to proceed against such Third Party. DMI agrees that it will permit the use of its name in any litigation suit, will sign all necessary papers, will take all rightful oaths, and will do whatever else may be necessary to assist IMM in proceeding against the Third Party. All costs, expenses and disbursements of proceeding against such Third Party shall be borne by IMM, including reimbursement of expenses incurred by DMI as a result of assisting IMM in proceeding against the Third Party. IMM shall keep DMI fully informed of all such proceedings. IMM shall not settle any such proceeding without the input of DMI, which input will be considered in good faith. In the event that IMM is successful in proceeding against the Third Party, all monies recovered by IMM for infringement or misappropriation by way of settlement or order of court shall be treated as follows. If it has not already done so, IMM shall deduct and reimburse DMI the attorneys fees, disbursements and costs expended by DMI in the conduct of proceeding against the Third Party. Next, IMM shall deduct and retain the attorneys fees, disbursements and costs expended by IMM in the conduct of proceeding against the Third Party. Any monies remaining after such deduction shall be divided as follows: [Information redacted pursuant to confidential treatment request filed with the Securities and Exchange Commission]

11.3	In the event that IMM elects not to proceed, DMI shall have the right to proceed against the Third Party. IMM agrees that it will permit the use of its name in any litigation suit, will sign all necessary papers, will take all rightful oaths, and will do whatever else may be necessary to assist DMI in proceeding against the Third Party. All costs, expenses and disbursements of proceeding against such Third Party shall be borne by DMI, including reimbursement of expenses incurred by IMM as a result of assisting DMI in proceeding against the Third Party. DMI shall keep IMM fully informed of all such proceedings. DMI shall not settle any such proceeding without the input of IMM, which input will be considered in good faith. In the event that DMI is successful in proceeding against the Third Party, all monies recovered by DMI for infringement or misappropriation by way of settlement or order of court shall be treated as follows. If it has not already done so, DMI shall deduct and reimburse IMM the attorneys fees, disbursements and costs expended by IMM in the conduct of proceeding against the Third Party. Next, DMI shall deduct and retain the attorneys fees, disbursements and costs expended by DMI in the conduct of proceeding against the Third Party. Any monies remaining after such deduction shall be divided as follows: [Information redacted pursuant to confidential treatment request filed with the Securities and Exchange Commission]

ARTICLE 12: INDEMNIFICATION

12.1	DMI hereby agrees to indemnify, defend and hold harmless IMM, its officers, directors, employees, consultants and agents from and against any and all liabilities, claims, demands, actions, suits, damages, costs, expenses (including reasonable attorneys’ fees), or judgments (collectively “Damages”) arising out of, based upon, resulting from, or presented or brought on account of, a material breach of this Agreement by DMI, except to the extent that such Damages arise out of, are based upon or result from (i) a material breach of the Agreement by IMM or (ii) the negligence or willful misconduct of IMM.

12.2	IMM hereby agrees to indemnify, defend and hold harmless DMI, its officers, directors, employees, consultants and agents, from and against any liabilities, claims, demands, actions, suits, damages, costs, expenses (including reasonable attorneys’ fees), or judgments (collectively “Damages”) arising out of, based upon, resulting from, or presented or brought on account of, a material breach of this Agreement by IMM, except to the extent that such Damages arise out of, are based upon or result from (i) a material breach of the Agreement by DMI or (ii) the negligence or willful misconduct of DMI.

12.3	DMI hereby agrees to indemnify, defend and hold harmless IMM, its officers, directors, employees, consultants and agents, from and against any liabilities, claims, demands, suits, actions, damages, costs, expense (including reasonable attorneys’ fees), or judgments (collectively “Damages”) arising out of, based upon, resulting from, or presented or brought on account of, any injuries, losses or damages sustained by any person or property in consequence of any act or omission of DMI, except to the extent that such Damages arise out of, are based upon or result from (i) a material breach of the Agreement by IMM or (ii) the negligence or willful misconduct of IMM.

12.4	IMM hereby agrees to indemnify, defend and hold harmless DMI, its officers, directors, employees, consultants and agents, from and against any liabilities, claims, demands, suits, actions, damages, costs, expense (including reasonable attorneys’ fees), or judgments (collectively “Damages”) arising out of, based upon, resulting from, or presented or brought on account of, any injuries, losses or damages sustained by any person or property in consequence of any act or omission of IMM, except to the extent that such Damages arise out of, are based upon or result from (i) a material breach of the Agreement by DMI or (ii) the negligence or willful misconduct of DMI

12.5	A party entitled to indemnification under this Article 12 (the “Indemnified Party”) shall promptly notify the party potentially responsible for such indemnification (the “Indemnifying Party”) upon becoming aware of any claim or claims asserted or threatened against such Indemnified Party which could give rise to a right of indemnification under this Agreement; provided, however, that the failure to give such notice shall not relieve the Indemnifying Party of its indemnity obligation hereunder, except to the extent that such failure substantially prejudices its rights hereunder.

12.6	The Indemnifying Party shall have the right to defend, at its sole cost and expense, such claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnifying Party to a final conclusion or settled at the discretion of the Indemnifying Party; provided, however, that the Indemnifying Party may not enter into any compromise or settlement unless the Indemnified Party consents thereto, which consent shall not be unreasonably withheld, conditioned or delayed.

12.7	The Indemnified Party may participate in, but not control, the defense or settlement of any claim controlled by the Indemnifying Party pursuant to this Article 12 and shall bear its own costs and expenses with respect to such participation; provided, however, that the Indemnifying Party shall bear such costs and expenses if counsel for the Indemnifying Party shall have reasonably determined that such counsel may not properly represent both the Indemnifying Party and the Indemnified Party.

12.8	If the Indemnifying Party fails to notify the Indemnified Party within twenty (20) days after receipt of notice of a claim in accordance with Section 12.5 hereof that it elects to defend the Indemnified Party pursuant to this Article 12, or if the Indemnifying Party elects to defend the Indemnified Party but fails to prosecute or settle the claim diligently and promptly, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party, the claim by all appropriate proceedings, which proceedings shall be promptly and vigorously prosecuted by the Indemnified Party to a final conclusion or settlement; provided, however, that in no event shall the Indemnifying Party be required to indemnify the Indemnified Party for any amount paid or payable by the Indemnified Party in the settlement of any such claim agreed to without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

ARTICLE 13: INSURANCE

13.1

Each party shall use Commercial Reasonable And Diligent Efforts to maintain insurance, including product liability insurance, with respect to its activities hereunder. Such insurance shall be in such amounts and subject to such deductibles as the parties may agree based upon standards prevailing in the industry at the time. Until such time as a Clinical Trial is begun, either party may satisfy its obligations under this Section 13.1 through self-insurance to the same extent. At such time as a Product is being manufactured by DMI for Commercial Sales, DMI shall name IMM as an additional insured on any such policies. Any insurance shall not be construed to create a limit of the insuring party’s liability with respect to its indemnification obligations under Article 12. Each party shall use Commercially Reasonable And Diligent Efforts to provide the other party with written notice at least thirty (30) prior to a cancellation, non-renewal or material change in such insurance or self-insurance that could materially adversely affect the rights of the other party hereunder. Each party’s insurance hereunder shall be primary and non-contributing.

ARTICLE 14: TERM AND TERMINATION

14.1	Unless terminated sooner as provided below, this Agreement will continue in full force and effect until all of the IMM Patents have expired and/or have been held invalid or unenforceable by a decision of a court, patent office or other governmental agency of competent jurisdiction, which decision cannot be appealed or was not appealed within the time allowed for appeal.

14.2	DMI may terminate this Agreement at any time upon six (6) months written notice to IMM.

14.3	The parties may at any time terminate this Agreement, in part or in its entirety, by mutual written agreement.

14.4	In the event of a breach or default in respect of any of the terms of this Agreement by either party, the other party shall give notice in writing, specifying in detail the nature of the breach or default. If the alleged breach or default is not cured within sixty (60) days after receipt of this notice, the party giving notice shall have the right to immediately terminate this Agreement by giving a second written notice to the breaching party.

14.5	In the event of either party experiencing financial difficulties, that party shall immediately notify the other party to that effect. The party so notified shall have the right to terminate this Agreement within thirty (30) days of said notification. In the event IMM is the party having financial difficulties, DMI may, instead of terminating the Agreement, assume IMM’s financial obligations under this Agreement, including those set forth in Article 6, and subtract an amount which is 150% of any payments made on IMM’s behalf from any payments due to IMM pursuant to the terms of Articles 3 and 5. A party shall be considered as having financial difficulties by:

a.	that party’s commencement of a voluntary case under any applicable bankruptcy code or statute, or by its authorizing, by appropriate proceedings, the commencement of such a voluntary case;

b.	that party’s failing to receive dismissal of any involuntary case under any applicable bankruptcy code or statute (wherein the other party is not a party to the case) within sixty (60) days after initiation of such action or petition;

c.	that party’s seeking relief as a debtor under any applicable law of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors, or by consenting to or acquiescing in such relief;

d.	the entry of an order by a court of competent jurisdiction finding it to be bankrupt or insolvent, or ordering or approving its liquidation, reorganization, or any modification or alteration of the rights of its creditors, or assuming custody of, or appointing a receiver or other custodian for, all or a substantial part of its property or assets; or

e.	that party’s making an assignment for the benefit of, or entering into a composition with, its creditors, or appointing or consenting to the appointment of a receiver or other custodian for all or a substantial part of its property.

14.6	Upon termination of this Agreement for any reason except for a material breach or default by IMM or as provided in Section 14.1:

a.	All rights and licenses granted to DMI hereunder shall revert to IMM, except that DMI shall have the right to sell any Product(s) in inventory as provided in Subsection (b) of this Section 14.6;

b.	DMI shall cease all activities with respect to the Product(s), including all making (by DMI and/or by Third Parties for DMI), using, selling, offering for sale, marketing, commercializing, importing and exporting of Product(s). Notwithstanding the foregoing, DMI shall have the right to sell any Product(s) in inventory at prices of its chosing, provided DMI makes the payments and reports required by Article 3.

c.	If requested by IMM, DMI shall (i) remain responsible to supply the amounts of Product(s) required for Commercial Sales at the time of such termination for a reasonable period of time, not to exceed six (6) months from the date of termination, to allow IMM to find an alternate source of supply, (ii) make its personnel and other resources reasonably available to IMM as necessary for a reasonable period of time, not to exceed six (6) months from the date of termination, to effect an orderly transition of responsibilities, and (iii) provide and assign to IMM all clinical data, INDs, Drug Approval Applications, Regulatory Approvals, and all other regulatory documentation covering the Product(s) that DMI may have developed in its activities under this Agreement. If termination of the Agreement occurred because of a breach by DMI, then DMI will be responsible for all of the costs of performing these obligations. Otherwise, IMM will be responsible for all of the costs of performing these obligations.

d.	DMI’s sublicense(s) of its rights shall be transferred to IMM. The sublicense(s) will remain in full force and effect so long as the sublicensee(s) perform(s) the obligations of the sublicense(s), and IMM shall have all of the rights and benefits of the sublicense(s) (including the right to receive 100% of all payments due under the sublicense(s)) and shall be responsible for performing all of the obligations required of DMI by the sublicense(s). DMI will execute such documents as may be requested by IMM to attest to the transfer to IMM of all of its sublicense(s).

14.7	Upon termination of this Agreement as provided in Section 14.1 or upon termination of this Agreement for a material breach by IMM, the exclusive license and all of the other rights granted to DMI shall be deemed to be irrevocable and fully paid-up.

14.8	Upon termination of this Agreement for any reason, nothing herein shall be construed to release either party from any obligation matured prior to the effective date of such termination, and neither party waives any rights it may have to remedies arising out of the termination or breach of surviving obligations.

ARTICLE 15: MISCELLANEOUS

15.1

All payments, notices, reports, exchanges of information and other communications between the parties required by this Agreement shall be sent to the addresses set out below, or to such other addresses as may be designated by one party to the other by notice pursuant hereto, by (i) prepaid, certified air mail (which shall be deemed received by the other party on the fifth business day following deposit in the mails),

(ii) facsimile transmission or other electronic means of communication (which shall be deemed received when transmitted), with confirmation by first class letter, postage prepaid, or (iii) an express courier service, such as FedEx, DHL, Airborne or similar delivery service, with capabilities of tracking packages and/or letter delivery and providing verification of receipt (in the even of the use of such a service, receipt shall be on the date actually received, as verified by such delivery service).

If to DMI:	DMI BioSciences Inc.
3601 South Clarkson Street, Suite 420
Englewood, Colorado, USA 80113
Attention: Mr. Bruce G. Miller
Telefax No. (303) 789-0510
Email: bmiller@dmibio.com

If to IMM:	Institute For Molecular Medicine, Inc.
3531 South Logan Street, Suite D318
Englewood, Colorado 80110
Attention: Dr. David Bar-Or
Telefax No. 303 7839432
Email: david@imomed.com

15.2	No party to this Agreement shall be liable for failure to perform on its part any provision or part of this Agreement when such failure is due to fire, flood, strike or other industrial disturbance, unavoidable accident, war, embargo, inability to obtain materials, transportation controls, governmental actions, or other causes beyond the control of such party, but only for the period of delay imposed by such cause.

15.3	For purposes of this Agreement, “business day” means a day on which the banks in the United States are generally open to conduct their regular banking business.

15.4	Should any part or provision of this Agreement be held unenforceable or in conflict with the law, the validity of the remaining parts or provisions shall not be affected by such holding.

15.5	The failure of either party to enforce, at any time and for any period of time, a provision of this Agreement is not, and shall not be construed to be, a waiver of any such provision or of the right of such party to subsequently enforce each and every such provision.

15.6

This Agreement and the Sponsored Research Agreement being executed on even date herewith constitute the entire agreement and understanding between the parties with respect to the subject matter of those agreements, and supersede and replace all prior negotiations, understandings and agreements, whether written or oral, including (i) the confidentiality agreement between the parties dated on or about February 18, 2004, in part, as provided in Section 7.2 hereof, and (ii) the Term Sheet executed April 12, 2005.

15.7	All amendments and modifications of this Agreement shall be in writing and executed by both parties.

15.8	Each party will obtain any government approval required in its country of domicile to enable this Agreement to become effective, or to enable any payment hereunder to be made, or any other obligation hereunder to be observed or performed. Each party will keep the other informed of progress in obtaining any such governmental approval and will cooperate with the other party in any such efforts.

15.9	This Agreement is made subject to any restrictions concerning the export of materials and technology from the United States which may be imposed upon or related to either party to this Agreement from time to time by the Government of the United States. Neither party will export, directly or indirectly, any Proprietary Information, Intellectual Property, or Product(s) or other materials utilizing such technology to any countries for which the United States Government or any agency thereof at the time of export requires an export license or other governmental approval, without first obtaining the written consent to do so from the Department of Commerce or other agency of the United States Government when required by applicable statute or regulation.

15.10	This Agreement may be assigned by either party only with the prior written consent of the other party, which consent will not be unreasonably withheld, and provided the assignee agrees to perform fully all of the responsibilities and obligations of the assignor hereunder. Any purported assignment in contravention of this Section 15.10 shall, at the option of the non-assigning party, be null and void and of no effect. No assignment shall release either party from responsibility for performance of any accrued obligation of such party hereunder.

15.11	This Agreement shall be binding upon and inure to the benefit of the parties, their respective officers and directors, and the permitted assignees of either party.

15.12	This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. Further, telefax signatures shall be binding.

15.13	Nothing contained herein shall be deemed to create an agency, joint venture, amalgamation, partnership or similar relationship between IMM and DMI.

15.14	This Agreement does not confer, and shall not be construed as conferring, on either party, or any other entity, any proprietary right or license in or to the other party’s Proprietary Information or Intellectual Property, except as expressly provided in this Agreement.

15.15	Ambiguities, if any, in this Agreement shall not be construed against any party, irrespective of which party may be deemed to have authored the ambiguous provision.

15.16	The Article headings are for convenience only and will not be deemed to affect in any way the language of the provisions to which they refer.

IN WITNESS HEREOF, each party hereto acknowledges that the representative named below has authority to execute this Agreement on behalf of the respective party to form a legally binding contract and has caused this Agreement to be duly executed on its behalf.

DMI BioSciences, Inc.		Institute For Molecular Medicine, Inc.

By:		By:
Name:	Bruce G. Miller	Name:	David Bar-Or, M.D.
Title:	President and CEO	Title:	Executive Director

APPENDIX A

[Information redacted pursuant to confidential treatment request filed with the Securities and Exchange Commission]

APPENDIX B

[Information redacted pursuant to confidential treatment request filed with the Securities and Exchange Commission]